FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 4 DATED February 19, 2010
TO THE PROSPECTUS DATED November 10, 2009

This prospectus supplement (this “Supplement No. 4”) is part of the prospectus of American Realty Capital Trust, Inc. (the “REIT” or the “Company”), dated November 10, 2009 (the “Prospectus”) and Supplement No. 3, dated February 3, 2010 (“Supplement No. 3”) and should be read in conjunction with the Prospectus and Supplement No. 3. This Supplement No. 4 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement No. 3 and must be read in conjunction with our Prospectus and Supplement No. 3. This Supplement No. 4 will be delivered with the Prospectus and Supplement No. 3.

The purpose of this Supplement No. 4 is to supplement the disclosures regarding our share repurchase program and distribution policy and distributions and to disclose an additional acquisition.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on January 25, 2008. As of February 17, 2010, we had issued 16,822,219 shares of common stock, including 339,077 shares issued in connection with an acquisition in March 2008. Total gross proceeds from these issuances were $165,962,014. As of February 17, 2010, the aggregate value of all share issuances and subscriptions outstanding was $168,092,663 based on a per share value of $10.00 (or $9.50 per share for shares issued under the DRIP).  We will offer these shares until January 25, 2011, provided that the offering will be terminated if all of the shares are sold before then.

Description of Investments

The following information is to be added to the section of our Prospectus captioned “Description of Investments” on pages 3-4 of the Prospectus.

We employ a focused investment strategy:  acquire single-tenant, freestanding properties, net-leased on a long term basis to investment grade and other credit-worthy tenants.  From a geographical standpoint, our target properties: (i) enjoy a strong location on “Main Street, USA,” e.g. pharmacies, banks, restaurants, gas/convenience stores; or (ii) are situated along high traffic transit corridors at locations carefully selected by the corporate tenant to support operationally essential corporate distribution/warehouse and logistical facilities.

We believe that American corporations, seeking to reduce the costs of distributing their goods and services, are re-evaluating supply chain management and distribution/warehouse capabilities.  We believe that this has led to an increased need for well-located real estate from which corporations may cost efficiently aggregate from suppliers and deploy to their regional retail stores.  We consider these two operationally essential categories as complementary to our overall portfolio.

Real Property Investments

The following information is to be added to the section of our Prospectus captioned “Real Property Investments” on pages 87-104 of the Prospectus.

Reckitt Benckiser Warehouse Facility – Tooele, UT

On February 16, 2010, American Realty Capital Trust, Inc. (the “Company”) acquired a build-to-suit warehouse facility for Reckitt Benckiser (“RB”).  The warehouse facility is approximately 574,000 square feet, located in Tooele, Utah, near Salt Lake City.  The aggregate purchase price was approximately $32.0 million, inclusive of all closing costs and fees.  The primary lease term under this net lease arrangement, pursuant to which RB will be required to pay all operating expenses and capital expenditures in addition to base rent, is 12.3 years, with a remaining lease term of approximately 12 years, and provides for annual rent escalations of 2% each year.  The lease also provides for three 5 year renewal options.  The average annual base rent on a straight-line basis over the initial lease term is approximately $2.6 million.

The purchase price is 50% comprised of proceeds from the sale of common shares and 50% from proceeds received from a first mortgage loan totaling approximately $15.0 million.

Address	City	State	Purchase Price	Compensation to Advisor and Affiliates (1)
3226 Sheep Lane North	Tooele	UT	$ 31,748,538	$ 461,000

1Compensation to advisor and affiliate includes acquisition fees and financing arrangement fees.

Address	City	State	Total Square Feet Leased	Rent Per Square Foot	Year 1 Rent	Initial Lease Term (Years)
3226 Sheep Lane North	Tooele	UT	574,106	$ 4.16	$ 2,385,866	12.3

The Company has secured a seven-year non-recourse first mortgage loan from Bank of Texas. The following table outlines the terms of the debt financing incurred in connection with acquisition of the warehouse facility. The loan will be secured by a mortgage on the warehouse facility.

Mortgage Debt Amount	Rate	Maturity Date

$15,000,000	6.145%(1)	February 2017

(1)The mortgage loan is a floating rate loan that bears an interest rate based on LIBOR plus 2.85%. Simultaneously with the closing of the mortgage loan the Company entered into a swap agreement which converts the rate we will pay on the mortgage loan to a fixed rate of 6.145% for the term of the loan

RB is a world leader in manufacturing and marketing household, health and personal care products.  RB is a multinational corporation with operations in over 60 countries, manufacturing facilities in over 40 countries and sales of its products in over 180 countries.

RB has a strong portfolio led by 17 global Powerbrands which are: Finish, Lysol, Dettol, Vanish, Woolite, Calgon, Airwick, Harpic, Bang, Mortein, Veet, Nurofen, Clearasil, Strepsils Gaviscon, Mucinex and French’s.  The 17 Powerbrands account for over two thirds of RB’s net revenue.  RB has an investment grade rating of A+ by Standard and Poor’s.

RB is a U.K. listed company and is part of the top 25 of the FTSE 100, with a market cap exceeding £20bn.  The following financial information is taken information published by the RB.

(Amounts in millions)(1)	Six Months Ended	Year Ended
	June 30, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Profit and Loss Account
Total operating income	$5,650	$12,214	$10,580	$9,149
Operating profit	1,223	2,791	2,468	1,677
Retained profit	406	1,259	1,161	689

	As of	As of
	June 30, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Balance Sheets
Total assets	$14,101	$13,423	$11,644	$11,236
Long-term debt	10	6	10	22
Shareholders’ equity	5,313	4,815	4,733	3,655

(1)	Amounts reflect a conversion from British pounds to U.S. Dollars at a conversion rate specific to each period presented.

Share Repurchase Program

The following disclosure will be added to the sections of our Prospectus captioned “Share Repurchase Program” on pages 11-12 and 153-154 of the Prospectus.

For the year ended December 31, 2009, we received requests to redeem 3,000 common shares pursuant to our share repurchase program.  We redeemed 100% of the redemption requests at an average price per share of $9.625 per share.  We funded share redemptions for the periods noted above from the cumulative proceeds of the sale of our common shares pursuant to our distribution reinvestment plan and from operating funds of the Company.

Distribution Policy and Distributions

The following data supplements, and should be read in conjunction with, the section of our Prospectus captioned “Description of Shares — Distribution Policy and Distributions” beginning on page 148 of the Prospectus.

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,
	2009	2009	2009	2008

Distributions paid in cash	$525,184	$249,721	$145,461	$127,599
Distributions reinvested	358,297	160,467	74,744	63,763
Total distributions	$883,481	$410,188	$220,205	$191,362
Source of distributions:
Cash flows provided by (used in) operations (GAAP basis)	$827,238	$(3,129,082)	$(1,215,145)	$191,362
Proceeds from issuance of common stock	56,243	3,539,270	1,435,350	—
Total sources	$883,481	$410,188	$220,205	$191,362

Cash flows provided by and (used in) operations of approximately $0.8 million, ($3.1 million), ($1.2 million) and $2.7 million for the three months ended September 30, 2009, June 30, 2009, March 31, 2009 and December 31, 2008, respectively.